UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Trading Policy of Securities Issued by CPFL Energia S.A.

I. OBJECTIVE

1. The objective of the Trading Policy of Securities Issued by CPFL Energia S.A. (the “Company”) is to provide ordered Securities trading by people linked to the Company, with a view to provide transparency in tradings of these nature for all agents of the market with whom the Company relates.

II. APPLICABLE DEFINITIONS

1. Terms utilized in the Policy shall be defined as follows:

Majority Shareholders: signifies the shareholders who have the power of control over the Company, as defined in article 116, Law No. 6,404, of December 15, 1976, subsequently amended.

Shares: signifies the common shares issued by the Company.

Material Event: any decision made by a majority shareholder, decisions made at a general shareholders’ meeting or by an administrative entity of the Company, or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to the business, which could significantly influence: (i) the quotation of securities issued by the Company or backed on them; (ii) an investor’s decision to buy, sell or preserve securities; (iii) an investor’s decision to exercise any right inherent in the condition of titleholder of the securities issued by the Company or backed on them.

Stock Exchange: stock exchanges in which securities issued by the Company are openly traded, within Brazil or abroad.

Company: CPFL Energia S.A..

Communication of a Material Event: all communication of a material event carried out by the Company in accordance with the Disclosure Policy on Material Events.

Board of Directors: signifies the Company Board of Directors.

Statutory Audit Committee: signifies the Company Statutory Audit Committee.

I

Executive Officers: signifies the Statutory Executive Officers of the Company and any other Non-Statutory Director.

Relevant Stockholding: which corresponds, directly or indirectly, to 5% (five percent) or more of type or class of Shares representative of Company capital stock.

Bound People: signifies, (i) within the Company, the current members of the Board of Directors, members of the Statutory Audit Committee, members of the Board Advisory Committees, Executive Officers, Advisors to Executive Officers and Department Managers; (ii) in companies controlled by the Company, members of the Board of Directors, members of the Statutory Audit Committee, members of the Board Advisory Committees, Executive Officers, Advisors to Executive Officers and Department Managers; (iii) for indirect and direct Majority Shareholders, members of the Board of Directors, members of the Statutory Audit Committee, members of the Board Advisory Committees, Executive Officers, and Advisors to Executive Officers; (iv) other people, who as a result of their function, rank, position or relationship with the Company and/or companies directly or indirectly controlled by the Company and/or Majority Shareholders have access to information on a Material Event; and (v) individuals or legal entities who maintain with the aforementioned people the following affiliation: (a) spouse, who is not legally separated, (b) companion; (c) any dependent included in the annual personal income tax return; and (d) companies directly or indirectly controlled by members of the Board of Directors, members of the Statutory Audit Committee, members of the Board Advisory Committees, Executive Officers, Advisors to Executive Officers and Department Managers.

Material Event Disclosure Policy: signifies the Company Disclosure Policy on Material Events, approved at a Board of Directors meeting.

Trading Policy of Securities Issued by CPFL Energia S.A. or Trading Policy: signifies the entire content of this document and its annexes defined as the Trading Policy, to be approved at a Board of Directors meeting.

Securities: signifies (i) any Shares, debentures, rights, subscription receipts, promissory notes and any other securities issued by the Company and/or controlled companies; and (ii) derivatives or papers in any form backed on securities mentioned in item (i).

II

III. SCOPE

1. The Trading Policy applies to Bound People and is valid from the date of publication of the minutes of the Board of Directors meeting called to deliberate the approval.

IV. TRADING AUTHORIZATION

1. Bound People can trade Securities:

(a) during any period when restrictions described in this Policy are not in effect, including those in internal by-laws of partaking associate companies, or any other applicable ruling;

(b) in the case of Shares negotiations which are in the treasury, linked to the exercise of a call option in accordance with an option for Shares purchase granted plan that has been approved in a Company general shareholders’ meeting, and in the case of eventual Company buy-back of Shares or options for Shares purchase linked to the same program.

V. TRADING RESTRICTIONS

1. Bound People are prohibited to trade Securities:

(a) before the passage of 180 (one hundred and eighty) days from the date of their respective acquisition on the Stock Exchange;

(b) from the date of awareness to the date of Communication of a Material Event;

(c) the period encompassed by 15 (fifteen) days prior to, and 5 (five) days following the release of quarterly (ITR) and annual (DFP) information on Company;

(d) whenever the Company itself is in the process of acquisition or disposal of Shares;

(e) during periods determined by CVM (Brazilian Securities Commission) regulations;

(f) when the Financial Vice President and Head of Investor Relations, regardless of the justification of, or the existence of a Material Event, stipulates periods when Bound People cannot trade Securities, and events that justify the stipulation of such periods among others are: (i) merger or acquisition operations involving CPFL Group companies and (ii) operations to increase Company capital stock, dividend distribution, payment of interest on own capital, Share bonus payments or derivatives and bundling or unbundling of Shares.

III

2. In the event of a Bound Person leaving the Company and/or one of the advisory groups and/or a related committee, this Bound Person will remain under obligation to observe the terms and conditions of the current Trading Policy for a period of 180 (one hundred and eighty) days after leaving.

3. The terms and conditions of the current Trading Policy apply to indirect negotiations of Securities carried out by Bound People, be it by intermediation of an entity controlled by one or more of the Bound People or by an intermediary with whom a fiduciary contract or a Securities brokerage agreement has been stipulated, or any other written or verbal contractual agreement.

VI. RESPONSIBILITIES

1. The Financial Vice President and Head of Investor Relations is responsible for the implementation and monitoring of the current Trading Policy, together with the responsibility for informing Bound People and the relevant public authorities on periods of Securities trading suspension.

2. The Financial Vice President and Head of Investor Relations shall ensure that the Bound People that works for the Company and their controlling entities sign the Trading Policy Terms of Adhesion in accordance with the model, Annex 1, in order to formalize their adhesion to the terms.

3. Bound People who have access to privileged information are duty bound to maintain secrecy until the information has been released by means of a Communication of a Material Event carried out by the Company under the applicable regulations, and to ensure that the hierarchical subordinates and outsourced parties which they have contact and have access to privileged information also do the same.

4. Bound People shall inform the type, class and quantity of Securities of which they are titleholders, as well as alterations to these positions. The communication shall be passed on to the Company Financial Vice President and Head of Investor Relations who shall then forward it to the Brazilian Securities Commission and the Stock Exchange, in the format of Annex II of this Trading Policy, (i) immediately after appointment to the position and (ii) within 10 (ten) days after the last day of the month in which alterations in stock positions occurred, indicating the balance for the period.

5. The Majority Shareholders and other shareholders who elect the members of the Company Board of Directors shall communicate to the Brazilian Securities Commission and disclose to the market any acquisition of disposal of Relevant Stockholding, in accordance to the form which constitutes Annex III of this Trading Policy.

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VII. GENERAL PROVISIONS

1. The restrictions in this Trading Policy shall not apply to business carried out by investment funds in which Bound People hold stock, as long as: (i) such funds are not excusive, and (ii) the Bound People cannot effectively influence investment decisions by the administrator or fund manager.

2. Any alterations, amendments or modifications in the terms of this Trading Policy must be approved at a specially convened Board of Directors meeting.

3. Any omissions in this Trading Policy shall be appraised by the Financial Vice President and Head of Investor Relations and when required, forwarded to the Board of Directors for approval.

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ANNEX I

TERMS OF ADHESION WITH CPFL ENERGIA S.A. TRADING POLICY OF SECURITIES

By the terms of this instrument, I, [name], [marital status], [profession], identity card number (RG) No. ______________ , issued by _______________ and federal taxation registry No. (CPF/MF) ______________ , domiciled at ______________ , City ______________ , State ______________ , henceforth denominated as “Declarer”, in the capacity of [indicate position, function or relationship with the company] of the [Company], headquartered in the city of São Paulo, São Paulo State, inscribed in the National Legal Entity Registry under No. 02.429.144/0001 -93, in compliance with the provisions of article 15 CVM Instruction No. 358/02, subsequently altered, hereby confirm my compliance with the CPFL Energia S.A. Trading Policy of Securities and declare (i) I have full knowledge of the terms and conditions set forth in the CPFL Energia S.A. Trading Policy of Securities, and (ii) I am fully aware of my obligation to faithfully observe these terms and conditions. The Declarer shall sign 3 (three) copies of the Terms of Adhesion.

[place and date]

[name of declarer]

Witnesses:

1. ______________________________	2. ______________________________
Name:	Name:
CPF/MF No.	CPF/MF No.
RG No.	RG No.

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ANNEX II

Securities Traded:
Period: [month/year]
Nome of buyer or seller
Qualification	CNPJ/CPF
Date of Trade
Issuing Company
Type of Trade
Type of Security
Total Financial Volume
Volume by Type or Class
Price
Broker utilized
Other relevant information

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ANNEX III

Relevant stockholding acquisition or disposal
Period: [month/year]
Name of buyer or seller
Qualification	CNPJ/CPF
Date of trade
Issuing company
Type of trade
Type of security
Target volume
Volume by type or class
Price
Broker utilized
Stockholding objective
Number of indirectly or directly held share convertible debentures
Quantity of shares subject to conversion to debentures by type or class if applicable

VIII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.